14040767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: eBond Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue 6th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Micheal FAIR Weather 646-495-5622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street 25th Floor (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2014
REGISTRATIONS BRANCH
13

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 5/9

Grant Thornton

eBond Securities, LLC
(A wholly owned subsidiary of eBond Advisors, LLC
and a Development Stage Company)

Financial Statements and Supplemental
Information and Report of Independent
Registered Public Accounting Firm and
Independent Registered Public Accounting
Firm's Report on Internal Control
Required by SEC Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2013

Table of Contents

Grant Thornton

Grant Thornton LLP
60 Broad Street, 25th Floor
New York, NY 10004

www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
eBond Securities, LLC

We have audited the accompanying financial statements of eBond Securities, LLC (a development stage company and a Delaware limited liability company) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2013 and for the period from March 11, 2011 (date of inception) to December 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor

considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eBond Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year ended December 31, 2013 and for the period from March 11, 2011 (date of inception) to December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

New York, New York
March 3, 2014

eBond Securities, LLC
(A wholly owned subsidiary of eBond Advisors, LLC
and a Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2013
Assets		
Cash	$	34,873
Prepaid expenses		1,461
Total assets	$	36,334
Liabilities and member's equity		
Total liabilities and member's equity	$	36,334

The accompanying notes are an integral part of these financial statements

eBond Securities, LLC
(A wholly owned subsidiary of eBond Advisors, LLC
and a Development Stage Company)

STATEMENT OF OPERATIONS

	For the year ended December 31, 2013	Cumulative March 11, 2011 (date of inception) to December 31, 2013
Interest income	$ 33	$ 33
Expenses		
Consulting	10,000	10,000
Regulatory fees	240	9,009
Office	9,095	9,095
Insurance	472	472
Bank service charges	68	68
Total expenses	19,875	28,644
Net loss	$ (19,842)	$ (28,611)

The accompanying notes are an integral part of these financial statements

eBond Securities, LLC
(A wholly owned subsidiary of eBond Advisors, LLC
and a Development Stage Company)

Statements of Changes in Member's Equity

	For the year ended December 31, 2013		Cumulative March 11, 2011 (date of inception) to December 31, 2013	
Member's equity, beginning of period	$	56,176	$	-
Capital Contributions		-		64,945
Net loss		(19,842)		(28,611)
Member's equity, end of period	$	36,334	$	36,334

The accompanying notes are an integral part of these financial statements

eBond Securities, LLC
(A wholly owned subsidiary of eBond Advisors, LLC
and a Development Stage Company)

Statements of Cash Flows

	For the year ended December 31, 2013	Cumulative March 11, 2011 (date of inception) to December 31, 2013
Cash flows from operating activities		
Net loss	$ (19,842)	$ (28,611)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in prepaid expenses	(1,285)	(1,461)
Net cash used in operating activities	(21,127)	(30,072)
Cash flows from financing activities		
Capital contributions	-	64,945
Net cash provided by financing activities	-	64,945
Net change in cash	(21,127)	34,873
Cash, beginning of period	56,000	-
Cash, end of period	$ 34,873	$ 34,873
Noncash Financing Activity:		
Payment of expense by the Parent and Corresponding capital contribution	$ -	$ 8,945

The accompanying notes are an integral part of these financial statements

eBond Securities, LLC
(a Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

eBond Securities, LLC (the "Company"), a Delaware limited liability company, formed on March 11, 2011, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on May 13, 2013.

eBonds are standard corporate bonds with an expanded bond indenture that allows an eBond to be exchanged for series of enhanced eBonds that differ only with respect to their degree of credit enhancement, ranging from zero to 100%, and vice versa, at any point in time during the life of the eBond. The credit protection in the enhanced eBonds is provided by an exchange-cleared standard credit default swap ("CDS") contract funded by the enhanced eBonds investor and held for their benefit by the bond indenture trustee. In the event of an issuer default, enhanced eBonds are prepaid at par with the proceeds from the CDS settlement.

The Company intends to provide consulting services to eBond issuers and operate an "exchange" platform that provides broker-dealers with a consistent process for converting eBonds into enhanced eBonds and vice versa.

eBond Advisors, LLC (the "Parent") is the parent company and sole member of eBond Securities, LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Development Stage Company

The Company has been in the development stage since its formation and has not realized any revenue from operations. The Company is currently engaged in starting up the business of providing consulting services to eBond issuers and operating an "exchange" platform that provides broker-dealers with a consistent process for converting eBonds into enhanced eBonds and vice versa.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Advertising Costs

Advertising costs, if any, are charged to expenses as incurred.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2013, the Company had net capital of $34 which was $29,873 in excess of its required net capital of $5,000 The Company's percentage of aggregate indebtedness to net capital was 0%.

4. EXPENSE SHARING AGREEMENT WITH PARENT

The Company has an expense sharing agreement with the Parent wherein the Parent provides certain rent, facility, and office services in return for a monthly fee of $974.

The Company has an expense sharing agreement with eBond Advisors, LLC, (the Company's Parent Company) for certain office and administrative services, including rent, facility costs, office supplies and telephone services. The fees allocated under such agreement amounted to $7,058. Such fixed fees were included as a component of office expense in the accompanying statement of operations. The Parent Company charges the Company on a monthly basis and is reimbursed on a regular basis.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

6. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

7. RELATED PARTY TRANSACTIONS

During the period March 11, 2011 (date of inception) to December 31, 2013, the Parent made capital contributions to the Company through two cash contributions amounting to $56,000 and through payment of expenses amounting to $8,945.

The Parent has agreed to provide financial support to the Company and may supply additional capital as may from time to time be required to meet both regulatory and/or business requirements.

8. SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that they may have occurred through the date the financial statements were available for issuance. Except as noted below, Management has determined that there are no material events that would require disclosure, other than those that have already been disclosed in the Company's financial statements.

On February 24, 2014, the Parent made a cash capital contribution to the Company in the amount of $20,000.

eBond Securities, LLC
(A wholly owned subsidiary of eBond Advisors, LLC
and a Development Stage Company)

**Schedule I - Computation of Net Capital Requirements for
Brokers and Dealers Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013**

Member's equity	$	36,334
Deductions an/or charges		
Non-allowable assets:		
Prepaid expense		1,461
Net Capital	$	34,873
Minimum net capital required	$	5,000
Excess net capital		29,873
Aggregate Indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0.00%

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2013)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	34,873
Net Capital as reported in the preceding calculation	$	34,873

GrantThornton

Grant Thornton LLP
60 Broad Street
New York, NY 10004

www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
eBond Securities, LLC

In planning and performing our audit of the financial statements of eBond Securities, LLC (a development stage company and a Delaware limited liability company) (the "Company") as of December 31, 2013 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
March 3, 2014

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
eBond Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by eBond Securities, LLC (a development stage company and a Delaware limited liability company) (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
March 3, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

eBond Securities, LLC
330 Madison Avenue, 6th Floor
New York, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Ann Kinzer 678-525-099

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

_____ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

eBond Securities LLC
(Name of Corporation, Partnership or other organization)

Carol Ann Kinzer
(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 21 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $33.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

33.00

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $0

2e. General Assessment @ .0025 $0

(to page 1, line 2.A.)

Grant Thornton